Exhibit 28(h)


                                  AGREEMENT


               THIS AGREEMENT is made by and between REPUBLIC BANK, a Michigan-chartered state bank, ("Purchaser"), and STANDARD FEDERAL BANK, a federal savings bank ("Seller"). Purchaser desires to acquire from Seller, and Seller is willing to sell to Purchaser, the following branch office buildings (hereinafter "Premises") the deposit accounts and business conducted therefrom and certain items of equipment and furniture located therein as well as the deposit accounts located at the branch located at G-4442 Beecher Road, Flint Township, Michigan.

               The branch offices which are the subject of this Agreement are as follows:

               1.   220 E. Main Street, Flushing, Michigan

               2.   1345 North Shiawassee Street, Owosso, Michigan

In consideration of the premises and the mutual covenants and undertakings set forth hereinafter, the parties agree as follows:

                             I. PURCHASE AND SALE

               1.1 Property to be Transferred. Subject to the terms and conditions of this Agreement, effective at the close of business on the day of closing ("Closing Date") (as defined hereafter), Seller shall sell, transfer, convey, warrant and assign to

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Purchaser the following properties:
               (a) The Premises more particularly described in Exhibit A hereto together with all easements, improvements thereon and all appurtenances thereto;
               (b) All of Seller's right, title and interest in and to the office equipment, furniture, office records, maintenance contracts, if any, relating to the Premises and other items of personal property , including all leased equipment, all of which is described in Exhibit B attached hereto, all of which is (and will be at the closing) located on the Premises. Specifically excluded from the terms of this sale is the property listed on Exhibit B-1.
               (c) All cash and currency issued by the United States of America held in the vaults at the Premises as of the Closing Date.
               (d) All of Seller's right, title and interest in and to all deposits including but not limited to the savings accounts, certificates of deposit, money market checking accounts ("MMCA's"), money market deposit accounts ("MMDA's"), checking ("NOW") accounts, all other forms of NOW or demand accounts, including economy checking accounts ("ECA's"), regular business checking accounts and low volume business checking accounts ("LBCA"), all individual retirement accounts ("IRA's") except self-directed IRA's, Keogh plans, self


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               employed Pension Plans ("SEPs"),and those IRA's which belong to individuals aged 59 l/2 or greater as of the Closing Date and which are associated with the Premises as well as the branch office located at G-4442 Beecher Road, Flint Township,
               Michigan, (hereinafter "Core Deposits"), all loans secured by any of such Core Deposits being transferred to Purchaser in whole or in part, all overdraft loans or lines of credit associated with any Core Deposit accounts being transferred to Purchaser, (collectively "Deposit-Related Loans) all land contract accounts being serviced by Seller for which the Land Contract payments are deposited into a deposit account being transferred to Purchaser according to the books and records of Seller at the effective date of transfer, all of Seller's rights and interests under: (i) assignable service and maintenance contracts in effect with respect to the Premises;
               (ii) all assignable personal property leases; and, (iii) all leases and subleases.
               (e) A sum of money equal to: (i) the aggregate of the Core Deposits assumed by Purchaser pursuant to Section 1.2, reduced by the aggregate principal amount plus accrued but unpaid interest, on all Deposit-Related Loans, (ii) the amount of accrued but unpaid interest on such Core Deposits as of the Closing Date; (iii) the amount of prepaid land contract servicing fees, if


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               applicable, calculated on a pro rata basis from the Closing
               Date minus the amount of cash on hand and currency in the vaults in the Premises.
All of the foregoing are sometimes hereafter referred to as the "Branch Office Properties." Specifically excluded from the definition of Branch Office Properties and from the terms of this sale are all individual retirement accounts belonging to individuals aged 59 l/2 or greater as of the Closing Date, all self-directed IRA's, all self employed pension plans ("SEPs), and all Keogh accounts.

               1.2 Purchase Price. In full consideration for the sale, transfer and assignment of the Branch Office Properties, Purchaser agrees to pay to Seller a sum of money (the "Purchase Price") equal to the Seller 's book value as of the date of the Closing of the Premises and Furniture, fixtures and equipment located therein plus a Deposit Premium as hereinafter defined. The Deposit Premium shall equal 3.75 percent of the total Core Deposits (excluding for this purpose only certificates of deposit issued and outstanding as of the Closing Date in amounts of $100,000 or more) transferred to Purchaser at the time of closing.
   The Seller and the Purchaser agree that they will prepare and file their federal and any state or local income tax returns based on the resulting Purchase Price of the Branch Office Properties described in this Section 1.2. The Seller and the Purchaser agree that they will prepare and file any and all notices, and other filings required pursuant to Section 1060 of the Internal Revenue Code of 1986, as amended, including IRS Form 8594, and that all


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such notices and filings will be prepared based on a mutually agreeable allocation of the Purchase Price.
   In addition, if applicable, Purchaser will pay any exit fees from the Savings Association Insurance Fund ("SAIF") and any entrance fees to the Bank Insurance Fund ("BIF") which are assessed or otherwise become payable as a result of this Agreement.
   Purchaser also agrees to assume the specified deposit liabilities of Seller arising as of the Closing on account of savings, NOWs, MMCAs, MMDAs, ECAs, RBCAs, LBCAs, certificate of deposits, and IRA's, Seller's obligations to pay all accrued but unpaid interest thereon, and Seller's obligations under all other agreements relating to such deposit accounts in each case as the same shall exist at the Closing.

               1.3 Prorated Items Price. All real and personal property taxes and special assessments which have become a lien on the Premises or on any personal property as of the Closing shall be paid by Seller. Current real and personal property taxes, if any, shall be prorated and adjusted at the Closing on a fiscal year basis. Water bills and other utility bills, if any, will be prorated and adjusted as of the Closing. Seller shall be reimbursed by Purchaser for the portion, prorated as of the Closing Date, of the deposit insurance premiums paid by Seller to the FDIC with respect to the Core Deposits for the second semi-annual assessment period in 1994 if the Closing occurs in calendar year 1994 or for the first semi-annual (or first or second quarterly


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assessment period, if applicable) assessment period if the Closing occurs in calendar year 1995. For purposes of calculating this reimbursement, an assessment rate shall be used which is the Seller's risk-based assessment rate as established by the FDIC as applicable to the Savings Association Insurance Fund ("SAIF").

                                 II. CLOSING

               2.1 Closing. The closing ("hereinafter Closing") shall take place as of the close of business on either the first, second or third Saturday following the expiration of thirty (30) days following receipt of the last to be obtained of the regulatory approvals required under the terms of this Agreement. The Closing shall take place at the offices of Seller at 2600 West Big Beaver Road, Troy, Michigan on the first, second or third Saturday following receipt of all required regulatory approvals. The selection of the precise Closing Date shall be a date mutually agreeable to Purchaser and Seller (hereinafter "Closing Date").

               2.2 Deliveries by Seller. Seller shall deliver to Purchaser the following:

               (a) At the Closing, Seller shall deliver to Purchaser:

               (i) to the extent available to Seller, the information described on Exhibit C hereto with respect to the Core Deposit accounts transferred to Purchaser, which shall be complete and accurate as of the close of business on


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               the day preceding the Closing Date, and shall be certified as such by the Chief Financial or Accounting Officer of Seller;
               (ii) corporate warranty deeds in the form set forth in Exhibit D, conveying marketable title to the Premises, subject only to existing building and use restrictions and easements of record, reasonably acceptable to the Purchaser and acceptable to the title insurance company for purposes of securing title insurance covering the Premises; "real estate transfer valuation affidavits with respect to such Premises executed by Seller in the form prescribed by the Register of Deeds in the county in which each such Premises is located for determining the amount of the transfer tax payable with respect to the conveyance of such Premises to Purchaser hereunder (which transfer tax shall be payable by Seller), and the affidavit referred to in Section 3.12 hereof;" (iii) a bill of sale conveying marketable title to the tangible personal property described in Exhibit B, in the form as set forth in Exhibit E;
               (iv) a general assignment of contract rights transferring to Purchaser all of Seller's rights and privileges under the Core Deposit account contracts, and Deposit-Related Loan agreements, all leases, service contracts and other agreements to be assumed by Purchaser, in the form as set forth in Exhibit F, along with copies of all such contracts,


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               agreements, and lists; (v) a certificate of Seller's Secretary attesting to the approval of this Agreement by its Board of Directors, with copies attached thereto of the resolutions adopted by its Board of Directors; (vi) the title insurance commitments required by Section 5.4, along with irrevocable instructions to the title insurance company to issue and deliver the title insurance policies to Purchaser in accordance therewith; (vii) a list of all (A) assignable service and maintenance contracts in effect with respect to the Premises and all personal property located on the Premises, (B) all assignable personal property leases pertaining to the Premises, and (C) all assignable leases and subleases with respect to the Premises, along with a copy of each such contract, lease and sublease; and with a copy of each such contract, lease and sublease; and (viii) such other documents as Purchaser may reasonably request to more effectively transfer the Branch Office Properties to Purchaser. Seller shall deliver possession of the Branch Office Properties to Purchaser at the close of business on the Closing Date. (vii) such other documents as Purchaser may reasonably request to more effectively transfer the Branch Office Properties to Purchaser. Seller shall deliver possession of the Branch Office Properties to Purchaser at the close of business on the Closing Date.


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               (b) By ten o'clock in the morning, Detroit time, on the first business day for both Seller and Purchaser following the Closing Date, Seller shall deliver to Purchaser (i) a sum of money, in immediately available funds, equal to the aggregate balance of all Core Deposits liabilities (including accrued but unpaid interest) transferred to Purchaser, reduced by the aggregate principal and net accrued but unpaid interest amounts on all specified Deposit-Related Loans, computed as of the close of business on the day preceding the Closing Date relating to the deposit account liabilities transferred to Purchaser; (ii) a sum of money, in immediately available funds, which represents interest on the sum described in Section 2.2(b)(i) at the Federal Funds Rate for "this week" as last reported prior to the Closing Date by the Board of Governors of the Federal Reserve System ("Federal Reserve Board") in the Federal Reserve Statistical Release H-15, Selected Interest Rates (the "Federal Funds Rate") for the period beginning with, and including, the Closing Date to, but not including, the date of payment hereunder; and (iii) a sum of money, in immediately available funds, equal to the amount that Seller should have, but did not, withhold during the year in which the Closing occurs from interest paid or credited on the deposit account liabilities to be


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               assumed by Purchaser hereunder for remittance to the IRS
               pursuant to any applicable laws or regulations relating to backup withholding of interest, MINUS a sum of money equal to the cash on hand and currency in the vault at the Premises.

               2.3 Deliveries by Purchaser. Purchaser shall deliver to Seller the following:
               (a) At the Closing, Purchaser shall deliver to Seller:
               (i) an instrument of assumption substantially in the form attached hereto as Exhibit G, pursuant to which Purchaser assumes and agrees to perform all of Seller's liabilities and obligations relating to the Core Deposits and Deposit-Related Loans transferred to Purchaser by Seller, and the servicing agreements for land contracts being transferred to Purchaser; and (ii) a certificate of Purchaser's Cashier or Secretary attesting to the approval of this Agreement by the Purchaser's Board of Directors, with copies attached thereto of the resolutions adopted by Purchaser's Board of Directors.
               (b) By ten o'clock in the morning, Detroit time, on the first business day for both Seller and Purchaser following the Closing Date, Purchaser shall deliver to Seller: (i) a sum of money, in immediately available funds, equal to the total of the consideration set


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               forth in Section 1.2; and (ii) a sum of money, in immediately available funds, which represents interest on the sum described in Section 2.3(b)(i) at the Federal Funds Rate for the period beginning with, and including, the Closing Date to, but not including, the date of payment hereunder.
Seller shall deliver possession of the Branch Office Properties to Purchaser at the close of business on the Closing Date.

               2.4 Net Payment. Notwithstanding any other provisions of this
Section 2 to the contrary, Purchaser and Seller agree that at the time of Closing, they will calculate the net payment due pursuant to Section 2.2 and
Section 2.3 and the party owing funds to the other will remit said net payment in the manner set forth in Section 2 of this Agreement.

               2.5 Post-Closing Settlement. On the first or second day following the Closing Date, Seller shall deliver to Purchaser a complete and accurate list of the information described on Exhibit C with respect to all Core Deposits and Deposit-Related Loan balances included in the Branch Office Properties as of the close of business on the Closing Date, certified by the Chief Financial or Accounting Officer of Seller. Within 10 business days after the Closing, at a time and place to be agreed upon, the parties shall make an appropriate transfer of funds to reflect any change in total deposits and loan balances from the close of


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business on the day preceding the Closing through the close of business on the
Closing Date, plus any amount required to reflect NOW, MMCA, MMDA, ECA, certificate of deposit, and IRA transactions that settle after the Closing
Date as required by Section 8.3. If Seller's certified list of Core Deposit Accounts shall be unacceptable to Purchaser, Deloitte & Touche shall conduct an audit of such savings accounts within 30 days after the Closing and shall certify the results thereof to the Purchaser and Seller and such certified report shall be conclusive and binding on both parties hereto, and the cost of such audit shall be borne equally by both parties.

                III. REPRESENTATIONS AND WARRANTIES OF SELLER

               Seller represents and warrants to Purchaser as follows:
               3.1 Organization, etc. Seller is a federal savings bank duly organized, validly existing and in good standing under the federal Home Owner's Loan Act of 1933, as amended, and has the full corporate power to enter into this Agreement and to carry out its obligations hereunder (subject to receipt of the approval of its Board of Directors and the Office of Thrift Supervision, Department of Treasury (hereinafter "OTS") approval referred to in Section 7.1). Seller further represents and warrants that upon approval by its Board of Directors and the OTS, this Agreement will constitute Seller's legal, valid and binding obligation.


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               3.2 No Violation, etc. Neither the execution and delivery of this Agreement nor the performance by Seller of its obligations hereunder constitutes or will constitute a violation of or default under Seller's charter or bylaws or any law, rule, ordinance, regulation, court order, agreement, indenture or understanding to which Seller is subject or by which Seller is bound.

               3.3 Taxes. Seller has duly and timely filed all returns and reports with federal, state and local taxing authorities relating to the payment of interest, earnings or dividends on the Core Deposits to be transferred to Purchaser hereunder, and has duly and timely paid all taxes, levies and assessments on such accounts and any other of the Branch Office Properties, including (but not limited to) any applicable intangibles taxes, personal property taxes, real property taxes, sales and use taxes and excise taxes. To the best of its knowledge and to the best of its ability, Seller has obtained, to the extent required by law, all federal tax identification numbers related to the Core Deposits.

               3.4 Environmental. Seller has no actual knowledge of any hazardous substances, hazardous waste, pollutant or contaminant, including, but not limited to, asbestos, PCB's or urea formaldehyde, having been generated, released into, stored or deposited over, upon or below the Premises or into any water systems on or below the surface of the Premises by Seller, or, to its actual knowledge, from any source whatsoever. As used in this


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Agreement, the terms "hazardous substances," "hazardous waste," "pollutant"
and "contaminant" mean any substance, waste, pollutant or contaminant included within such terms under any applicable Federal, or state statute or regulation. No demand, claim, notice, suit in equity, or administrative action, by any governmental authority, arising under, relating to or in connection with any environmental laws is pending or threatened against Seller in respect of the Premises or any past or present operation of Seller therein.

               3.5 Real Property. The improvements and appurte-nances to the Premises and their present use by Seller do not, and the use of the same by Purchaser (including specifically all drive-up teller windows), to the best of Seller's knowledge, will not violate any provision of any presently applicable zoning ordinance, fire regulation, or restrictive covenant; except that Seller makes no representations or warranties with respect to compliance of the Premises with any state or federal law, rule, or regulation pertaining to accessibility of the Premises to individuals with handicaps or disabilities, including, but not limited to, the Americans with Disabilities Act and the regulations adopted in connection therewith. Seller owns the Premises in fee simple free and clear from all liens and encumbrances whatsoever, subject only to current taxes which are a lien thereon but not yet due and payable. Upon delivery by Seller of the corporate warranty deeds at the Closing, Purchaser will acquire good, valid and marketable


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fee simple title to the Premises. No party is in possession of all or any portion of the Premises, whether as lessee or tenant at sufferance, other than Seller.

               3.6 Personal Property. All of the tangible personal property described on Exhibit B under the category "Assets Owned" is validity and indefeasibly owned by Seller free and clear of all liens and encumbrances. Any personal property located on the Premises and listed on Exhibit B-1 in which Seller has a leasehold interest may be removed from the Premises by the Closing Date without breach or violation of any applicable lease agreement or any material damage or alterations to the Premises.

               3.7 Litigation; Compliance with Law. There are no claims, demands or actions pending or, to Seller's knowledge, threatened against Seller by any customer, depositor, supplier or employee of Seller on account of any business or related activities conducted by Seller or its employees or agents at the Premises, and Seller does not know of any basis in fact for any such claim, demand or action.

               3.8 Outstanding Accounts and Contracts. As of September 2, 1994, the aggregate of all Core Deposits maintained at the Branch Office Properties and the branch located at G-4442 Beecher Road, Flint Township, Michigan, was approximately $20.1 Million. As soon as reasonably feasible after execution of this


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Agreement, Seller shall, to the extent it has such information available, furnish to Purchaser: (a) a complete and accurate list of all types of accounts offered at its office located on the Premises and all outstanding loans secured by any such accounts; (b) copies of all forms of deposit account contracts, passbooks, certificates of deposit and other evidences of ownership relating to such accounts; (c) copies of all powers of attorney, IRS W-9 forms, joint control agreements and other agreements, orders or instructions relating to the rights of existing depositors at such branch office; and (d) copies of all direct deposit agreements with the Social Security Administration or any other person or party relating to the accounts at such branch offices. All such lists and copies shall be true, accurate and complete in all material respects.

               3.9 Disclosure. To the best of its knowledge, Seller has disclosed to Purchaser all facts material to the Branch Office Properties. No representation or warranty by Seller contained in this Agreement and no statement contained in any certificate, schedule, list or other writing furnished to Purchaser pursuant hereto, contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein or therein not misleading.

               3.10 No Adverse Change in Financial Condition. Since October 1, 1994, there has been no material adverse change in the


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financial condition, assets, liabilities or business of Seller. Since such date no event has occurred or, to Seller's knowledge, is likely to occur that would have a material adverse effect on the financial condition, assets, liabilities or business of Seller.

               3.11 Contracts. There are no service or maintenance contracts with respect to the Premises or any personal property located thereon, any personal property leases pertaining to the Premises, or any leases or subleases relating to all or any portion of the Premises, other than as specifically listed on Exhibit I attached hereto.

               3.12 FIRPTA. Seller is not a "foreign person" as defined in
Section 1445(f)(3) of the Internal Revenue Code of 1986 and regulations promulgated thereunder, and Seller shall furnish to the Purchaser, at Closing, an affidavit to this effect.

               IV. REPRESENTATIONS AND WARRANTIES OF PURCHASER

               Purchaser represents and warrants to Seller as follows:

               4.1 Organization, etc. Purchaser is a Michigan-chartered state bank, duly organized, validly existing and in good standing under the laws of the State of Michigan, and has the full corporate power to enter into this Agreement and to carry out its obligations hereunder (subject to receipt of the approval of its Board of Directors and the Financial Institutions Bureau - State of


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Michigan ("FIB") the Federal Deposit Insurance Corporation ("FDIC"), and the
Federal Reserve Board ("FRB")). Purchaser further represents and warrants that upon approval by its Board of Directors, the FIB, the FRB and the FDIC, this Agreement will constitute Purchaser's legal, valid and binding obligation.

               4.2 No Violation, etc. Neither the execution and delivery of this Agreement nor the performance by Purchaser of its obligations hereunder constitutes or will constitute a violation of or default under Purchaser's charter or bylaws or any law, rule, ordinance, regulation, court order, agreement, indenture or understanding to which Purchaser is subject or by which Purchaser is bound.

                  V. CONDITIONS TO OBLIGATIONS OF PURCHASER

               Each and every obligation of Purchaser hereunder is subject to the satisfaction of the following conditions, or their waiver in writing by Purchaser, at or prior to the Closing Date:

               5.1 Truth and Accuracy. The representations and warranties of Seller contained in this Agreement shall be true and correct as of the Closing Date as though made on such date.

               5.2 Director Approval. This Agreement shall have been approved by the Boards of Directors of both Seller and


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Purchaser within 45 days after execution hereof, and such approvals shall not have been rescinded or modified.

               5.3 Approval by Regulators. The written approvals of the OTS, the FIB, the FRB and FDIC to the transactions contemplated hereby shall have been received and all requisite waiting periods shall have expired.

               5.4 Title Commitment. Seller shall have furnished to Purchaser, at Seller's expense, a commitment for title insurance, issued by a title insurance company reasonably acceptable to Purchaser and bearing a date subsequent to the date of this Agreement, in which said title insurance company agrees to issue and deliver, without cost to Purchaser, a policy of title insurance with standard exceptions insuring Purchaser for the amount of the Purchase Price of the Premises against any loss or damage incurred by Purchaser's failure to acquire fee simple marketable title to the Premises from Seller, subject to building and use restrictions and easements of record reasonably acceptable to Purchaser. Purchaser shall have a period of ten (10) days following delivery to it of the commitment issued by the title insurance company under this paragraph 5.5 within which to notify Seller of any exceptions in the title insurance commitment which do not meet the provisions of this paragraph 5.5. Any portion of the title insurance commitment as to which notice is not given shall be deemed to be satisfactory to Purchaser. In the event such notification is given


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to Seller, Seller shall have sixty (60) days from the date of Purchaser's notice of defects in which to cure such defects.

               5.5 No Adverse Change. There shall not have been any material damage to the Premises and personal property set forth in Exhibit B from fire, lightning, smoke, storms, explosion, vandalism or similar events nor shall there have been any material adverse change in the business of Seller as conducted at its branch office located on the Premises, including any material adverse change in the offered terms governing any Core Deposit accounts or Deposit Related Loans that is not in the ordinary course of business consistent with past practices.

               5.6 Environmental. Acceptance by Purchaser, in its reasonable discretion, of an environmental assessment performed by an environmental consultant selected by Purchaser, at Purchaser's expense, which states to Purchaser's sole satisfaction that no present indication exists that hazardous or toxic materials, wastes or substances have been used, generated, stored, released, discharged, disposed of or are present on, under or about the Premises or on any adjoining land and that the Premises are free from and contain no hazardous or toxic substances, asbestos, wastes, chemicals or liquids as such terms are described or defined in the following statues and rules:

               Federal Clean Air Act
               Federal Clean Water Act
               Federal Resource Conservation and Recovery Act
               Comprehensive Environmental Response, Compensation


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                  and Liability Act
Copies of all reports received by Purchaser pertaining to the Premises shall be provided to Seller upon receipt by Purchaser. Purchaser shall have a period of thirty (30) days from the date that this Agreement is last signed by Purchaser or Seller to satisfy, waive, remove this condition or notify Seller in writing as to any objections it has regarding the environmental condition of the Premises. Failure of Purchaser to give Seller the notice required herein shall be deemed a waiver of this condition by Purchaser.

               5.7 Other. Purchaser shall have received from Seller all lists, schedules and copies referred to in Section 3.8 not previously delivered by Seller prior to the execution of this Agreement, and such certificates of Seller's officers as Purchaser reasonably deems necessary to evidence the continued truth and accuracy of Seller's representations and warranties as of the Closing Date and Seller's compliance with all other agreements and covenants by Seller contained herein.

               5.8 Seller Performance. Seller shall have performed all of its obligations hereunder, except those obligations which by their terms are to be performed at or after the Closing, and as to such obligations Seller shall be ready, willing and able to perform the same.


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               5.9 No Litigation. No action, suit or proceeding against Seller or Purchaser prevents, or is pending and seeks to prevent, the consummation of the transactions contemplated hereby.

                   VI. CONDITIONS TO OBLIGATIONS OF SELLER

               Each and every obligation of Seller hereunder is subject to the satisfaction of the following conditions, or their waiver in writing by Seller, at or prior to the Closing Date:

               6.1 Approvals by Directors. This Agreement shall have been duly approved by the Boards of Directors of both Purchaser and Seller within 45 days after execution hereof and such approvals shall not have been rescinded or modified.

               6.2 Approval by OTS. The written approval of the OTS to the transaction contemplated hereby shall have been received and no conditions or requirements to such approval shall have been imposed by the OTS which are not satisfactory to Seller and Purchaser.

               6.3 Other. Seller shall have been provided with a written statement from Purchaser indicating that each of the conditions set forth in
Section 5 hereof have been satisfied or waived and that Purchaser accepts the Premises and the Branch


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Office Properties "as is" in their present condition. Seller in its sole discretion may waive this condition in part or in total.

               6.4 Purchaser Performance. Purchaser shall have performed all of its obligations hereunder, except those obligations which by their terms are to be performed at or after the Closing, and as to such obligations Purchaser shall be ready, willing and able to perform the same.

               6.5 No Litigation. No action, suit or proceeding against Seller or Purchaser prevents, or is pending and seeks to prevent, the consummation of the transactions contemplated hereby.

                        VII. CONDUCT PRIOR TO CLOSING

               During the period of time from the date of execution of this Agreement to the date of Closing the parties agree to take the following action:

               7.1 OTS Application. Promptly after approval of this Agreement by the Boards of Directors of both Purchaser and Seller, Seller shall commence preparation of an application to the OTS for permission to sell the branch offices at the Premises, and Purchaser shall join in such application to secure approval of the OTS for the sale of the Branch Office Properties to Purchaser. Purchaser shall furnish to Seller all necessary financial information, certificates and other documents as shall be necessary or desirable in connection with the filing of such application, including a certified copy of the resolutions adopted by Purchaser's Board of Directors approving this Agreement. In addition, Purchaser shall, within promptly after approval of this Agreement by the Boards of Directors of both Purchaser and Seller, submit an application to the FIB, the FRB, the FDIC and any other required regulatory agency for permission to establish branch offices at the Premises or any other Branch Office Properties and for permission to continue coverage for the Core Deposit under the Savings Association Insurance Fund. To the extent necessary, Seller shall join in such application and furnish to Purchaser all necessary financial information, certificates and other documents as shall be necessary or desirable in connection with the filing of such application(s).

               7.2 No Change in Operations. Seller shall carry on its savings bank business at the Branch Office Properties in substantially the same manner as conducted on the date of this Agreement and shall refrain from introducing any new or unusual methods of operation or accounting. Seller shall not purchase or commit to purchase any additional furnishings or equipment to be placed on the Premises without first obtaining Purchaser's written approval for such action. Additionally, Seller shall not sell any Branch Office Property, enter into any material contracts concerning the Premises or pledge or encumber the Premises or Branch Office Property without first obtaining Purchaser's written approval. Seller shall pay or credit all regular payments relating to deposit accounts maintained at such branch in accordance with its customary practices. During the pendency of this Agreement, Seller shall grant no pay raises to employees working at the Premises if said raises would be outside the ordinary course of Seller's business, unless and until said raises have been approved in writing by Purchaser.

               7.3 Maintenance of Properties. Seller shall maintain the Premises and all tangible personal property located thereon in good working order and shall keep the same fully insured under existing policies of insurance.

               7.4 No Breach. Seller shall refrain from doing any act or omitting to do any act which will cause a material breach of any contract or commitment relating to its business conducted at such branch offices or the properties included in the Branch Office Properties.

               7.5 Access to Records and Premises. Within 15 days after the date of this Agreement, Seller shall, to the extent it has such information available, provide Purchaser with the information specified on Exhibit C attached hereto, and Seller agrees to provide updates of such information as required by Section 2.2. Following execution of this Agreement, Seller agrees to provide Purchaser, or its representatives, with access during normal business hours to the Premises to permit Purchaser to install telephone data communication lines and to examine the Premises in order to facilitate transference of the business conducted thereon, provided that Purchaser shall not disrupt Seller's operations in carrying out such activities. Seller also agrees to make available for inspection by Purchaser the books and records pertaining to the business of Seller as conducted at the branch offices located on the Premises, and Seller agrees not to destroy any such books and records without giving Purchaser reasonable prior notice of its intent to do so and an opportunity to review the same and make copies thereof. Seller further agrees that in the event Purchaser finds any deficiencies in Seller's books and records pertaining to the Premises, Seller shall, upon request by Purchaser, use its best efforts to cure such deficiencies as soon as reasonably practicable after receipt of such request from Purchaser. In the event the sale and transfer as contemplated by this Agreement is not consummated for any reason within the time periods set forth in this Agreement, then Purchaser shall, within three (3) days of receipt of demand from Seller, return to Seller all originals and copies of account and customer information, books, records, computer tapes and data provided to Purchaser pursuant to this Agreement and further agrees to remove all personal property and communications lines installed by Purchaser upon receipt of Seller's demand.

               7.6 No Announcements. Purchaser and Seller shall each refrain from making any public announcement or any announcement to Seller's customers (including depositors) of the transactions contemplated by this Agreement without the prior written approval thereof of the other party unless such an announcement is required by the Securities and Exchange Commission or some other regulatory body governing the affairs of either the Purchaser or Seller. Additionally, the parties agree to jointly prepare and issue a press release announcing the terms of this transaction on a mutually agreeable date.

               7.7 Notice to Depositors. In the event Purchaser is required by its regulators to prepare a notice to the depositors whose accounts it is acquiring, either before or after Closing, Purchaser agrees that it will prepare said notice, at its sole cost and expense, in accordance with the instructions received from its regulators. Seller will prepare and file any branch closing notices required by any rules and regulations applicable to this transaction.

               7.8 No Other Agreements. Seller agrees that so long as this Agreement is pending, it will not solicit any offers or enter into any agreements or understandings with any other party relating to the disposition of the Branch Office Properties or Premises without the express written consent of Purchaser.

               7.9 Best Efforts. Each party to this Agreement shall use its best efforts to render its representations and warranties hereunder true and correct, to perform its covenants and obligations hereunder, to obtain as soon as possible all government and other third-party consents required to be obtained by it, and to take such action as may be necessary to close the transactions contemplated herein as soon as practicable, but in any event on or before March 31, 1995.

               7.10 No Shop. Seller agrees that so long as this Agreement is pending, it will not solicit any offers or enter into any agreements or understanding with any other party relating to the disposition of the premises without the express written consent of Purchaser.

                      VIII. ACTION SUBSEQUENT TO CLOSING

               8.1 Assistance After Closing. With respect to alarm & surveillance equipment not purchased by Purchaser hereunder, Seller agrees to keep in service and make available to Purchaser any such equipment at the Premises for a period of up to 15 business days after the Closing, and Purchaser agrees to reimburse Seller for a pro rata portion of the costs for such systems for the time of actual use thereof by Purchaser.

               8.2 Removal of Property. If Purchaser shall request, Seller agrees to remove from the Premises any tangible personal property located thereon not sold to Purchaser as a part of the Branch Office Properties prior to the Tuesday following Closing.

               8.3 Post-Closing Settlement. For a period of ninety (90) days following Closing, Seller shall consult with Purchaser upon presentment of any checks, drafts, incoming ACH debits and credits, Visa debits and adjustments, ATM transactions on sold accounts (only for ten (10) days) and other negotiable instruments drawn on any of the deposit accounts transferred to Purchaser hereunder, and if assured by Purchaser that sufficient funds are available to honor such instruments, Seller shall pay such instruments. Upon presentment of such instruments following such consultation with and assurance by Purchaser and after their payment by Seller, Purchaser agrees to purchase such checks and instruments from Seller for the face amount thereof. If any customer of Seller whose deposit account is transferred to Purchaser hereunder has, prior to the effective time of the Closing, presented or deposited a negotiable instrument drawn on another financial institution for collection and payment, and such instrument subsequently is dishonored by the drawee institution, Purchaser agrees to purchase such negotiable instrument from Seller for the face amount thereof provided that at the time of transfer of such deposit account to Purchaser there existed a proper hold on sufficient credit in the account against which to charge such dishonored instrument.

               8.4 Indemnification.
(a) Seller shall indemnify, defend and hold Purchaser, its directors, officers, employees and agents harmless from and against all demands, damages, liabilities, costs and expenses (including, without limitation, interest, penalties and attorney's fees) asserted against, imposed on or incurred by such indemnified party by reason of or resulting from (a) any breach of the representations, warranties or covenants of Seller herein; and (b) any other liability or obligation of or claim against Seller or Purchaser arising out of any occurrence, event or state of facts relating to any of the properties transferred to Purchaser hereunder existing or having taken place prior to the Closing, including, without limitation, any liability or obligation for any tax, penalty or interest arising from or with respect to any of the Branch Office Properties, or operations of the business conducted therewith, which is incurred or is attributable to any period on or prior to the Closing Date, other than those liabilities, obligations and claims specifically assumed by Purchaser hereunder. Purchaser will give Seller notice of any such claims, and Seller will undertake the defense thereof at its own cost by representatives of its own choosing. Further, Purchaser shall have the option of participating in said defense at its own expense.

(b) Purchaser shall indemnify, defend and hold Seller, its directors, officers, employees and agents harmless from and against all demands, damages, liabilities, costs and expenses (including, without limitation, interest, penalties and attorney's fees) asserted against, imposed on or incurred by such indemnified party by reason of or resulting from any breach of the representations, warranties or covenants of Purchaser herein. Seller will give Purchaser notice of any such claims, and Purchaser will undertake the defense thereof at its own cost by representatives of its own choosing reasonably acceptable to Seller. Further, Seller shall have the option of participating in said defense at its own expense.

               8.5 Tax Reports. Purchaser agrees to file with appropriate federal, state, and local taxing authorities and to send to all Core Deposit account customers and Deposit Related Loan customers all required reports pertaining to the interest paid to or by them with respect to their accounts during the entire calendar year in which the Closing occurs. Seller agrees to timely provide to Purchaser the necessary information for each such account through the Closing Date to enable Purchaser to do this combined reporting for the entire calendar year.

               8.6 Account Transfers. Following the Closing, Purchaser agrees, for all Core Deposit accounts acquired hereunder, to honor all existing arrangements with the Automated Clearing House

Association ("ACHA") for incoming transactions to and from accounts with other financial institutions and third parties (including Seller) and to honor any arrangements for transfers by Seller from one account of a depositor to another account at the subject branch offices, but Purchaser shall not be required to honor any other type of account transfer arrangement offered by Seller to the depositors whose accounts are transferred hereunder.

               8.7 Further Assurances. Each party hereto agrees to execute and deliver such other documents as the other party hereto may reasonably deem necessary or desirable to effectuate the transactions contemplated by this Agreement.

                              IX. MISCELLANEOUS

               9.1 Survival of Representations. The representations and warranties of Seller and Purchaser herein shall survive the Closing without limit for a period of six years. All statements contained herein or in any certificate, schedule, list or other document delivered pursuant hereto shall be deemed representations and warranties within the meaning of this Section.

               9.2 No Commissions. Each of the parties hereto represents and warrants to the other that there are no claims for brokerage commissions or finder's fees in connection with the transactions contemplated by this Agreement. Each party will indemnify the other and hold it harmless from and against any and all claims or liabilities for brokerage commissions or finder's fees incurred by reason of any action taken by it.

               9.3 Termination of Agreement. Notwithstanding any other provision contained herein, this Agreement may be terminated by either party upon written notice to the other and without liability for breach hereof by the terminating party if the approval of the OTS, the FRB, the FIB or the FDIC required for the consummation of the transactions contemplated hereby shall not have been received by March 31, 1995. Additionally, this Agreement may be terminated by the non-breaching party in the case of a material breach of the representations and warranties set forth herein or in case the conditions precedent to terminating either party's obligation to proceed have not been satisfied or waived.

               9.4 Expenses. Seller agrees that all fees and expenses incurred by it in connection with this Agreement shall be borne by it, and Purchaser agrees that all fees and expenses incurred by it in connection with this Agreement shall be borne by it.

               9.5 Parties in Interest. This Agreement and the schedules and other writings referred to herein or delivered pursuant hereto which form a part hereof contain the entire understanding of the parties with respect to its subject matter.

There are no restrictions, promises, warranties, covenants or undertakings other than expressly set forth herein or therein. This Agreement supersedes all prior agreements and understandings between the parties with respect to its subject matter. This Agreement may be amended only by a written instrument duly executed by the parties and may not be assigned by Purchaser without the express written consent of the Seller. Any condition to a party's obligations hereunder may be waived in writing by such party.

               9.6 Covenant Not to Compete. Seller hereby further covenants and agrees that for a period of two years commencing on the Closing Date none of Seller, Seller's affiliates, and their respective officers, directors, employees and other agents will establish a deposit gathering branch within two (2) miles of the Branch Offices or otherwise, directly and knowingly, solicit deposits from any of the owners of any of the Core Deposits. Notwithstanding anything to the contrary express or implied herein, this Covenant Not to Compete shall neither prohibit nor apply to (i) any automated teller machines owned or operated by Seller now located in the Territory and any automated teller machines owned and operated by third parties which participate in an ATM network in which Seller also participates, (ii) any deposit gathering branch or loan solicitation offices of third parties now or hereafter established in the Territory that are subsequently acquired by Seller or its affiliates as a result of a merger or acquisition involving any such third party or Seller or its affiliates, (iii) general advertisements or solicitations, (iv) deposit accounts associated with any extensions of credit to a depositor which were not solicited in contravention of this Section 9.6 or (v) branches in existence at the date of closing and owned by a third party which acquires Seller through a merger, acquisition or otherwise.

               9.7 Employees. Purchaser shall have no obligation to employ any person now employed by Seller. Purchaser will review the qualifications and may interview some or all of Seller's employees working at the Premises, and may offer employment positions on an at will basis to all, some or none of the employees now employed by Seller at salary and wage levels and benefits determined solely by Purchaser. Each individual employee may accept or reject Purchaser's employment offer. Purchaser assumes no liability for any accrued or vested employee or severance or termination benefits of any of Seller's employees.

               9.8 Headings. The section and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

               9.9 Notices. All notices, claims, certificates, requests, demands and other communications hereunder shall be in writing and will be deemed to have been duly given if delivered or mailed (registered or certified mail, postage prepaid, return receipt requested or Federal Express or other overnight delivery service which guarantees next day delivery and requires acknowledgement of receipt):

               If to Seller:       Jack D. Brown, Senior Vice President
                                   Standard Federal Bank
                                   2600 West Big Beaver Road
                                   Troy, Michigan  48084

               With a Copy to:     David P. Trahan, Esq.
                                   Standard Federal Bank
                                   2600 West Big Beaver Road
                                   Troy, Michigan  48084

               If to Purchaser:    Dana M. Cluckey
                                   Executive Vice President
                                   Republic Bancorp, Inc.
                                   1070 East Main Street
                                   Owosso, Michigan  48867

               With a copy to:     George E. Parker III
                                   Miller, Canfield, Paddock & Stone
                                   150 W. Jefferson, Suite 250
                                   Detroit, Michigan  48226-4415

               9.10 Confidentiality. For purposes of this Agreement any and all financial information, schedules, agreements, books, records, accounts, reports, customer lists, customer information, electronic data bases, loan files, instruments, papers, documents, or other information relating to the Branch Office Properties shall be deemed to be "Confidential Information."

                    (a) While this Agreement is in effect and at all times thereafter unless and until this transaction is consummated, Purchaser shall treat as strictly confidential, and shall not divulge to any other person (natural or corporate) the Confidential Information which it may come to know as a direct result of a disclosure by Seller or which may come into its possession directly as a result of and during the course of investigation pursuant to Section 7.5. Purchaser shall be permitted to disclose such Confidential Information to its directors, officers, employees, attorneys, accountants, and financial advisers who have a need for such information in connection with this transaction. (b) The provisions of this Section shall not preclude Purchaser from using or disclosing at any time Confidential Information which is (i) readily ascertainable from public information or trade sources; (ii) reasonably required to be included in a report filed with any governmental agency; (iii) reasonably required to be included in any filing or application required by any regulatory agency,
                    (iv) received from a third party not under any obligation to keep such information confidential; (v) required by law or regulation to be disclosed; (vi) known by it before the commencement of discussions among the parties to this Agreement; or (vii) subsequently developed by it independent of its disclosure pursuant to or in connection with this Agreement.

               9.11 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which shall constitute one and the same Agreement.

               9.12 Governing Law. Except insofar as this Agreement is sub ject to the Federal Home Owners' Loan Act of 1933, as amended, and federal banking law, this Agr eement shall be governed by and construed in accordance with the laws of the State of Michigan.

                    IN WITNESS WHEREOF the parties have caused this Agreement to be executed on their behalf by duly authorized officers on the dates indicated below.


                    REPUBLIC BANK

                    By: /s/ Barry Eckhold
                        -----------------------------------
                        Barry Eckhold

                    Its: Chairman and President
                         ----------------------------------

                    Date: 11/14/94

                    STANDARD FEDERAL BANK

                    By: /s/ Jack D. Brown
                        -----------------------------------
                        Jack D. Brown, Senior Vice President

                    Date: 11-30-94

STATE OF MICHIGAN    )
                     ) SS
COUNTY OF SHIAWASSEE )

               On this 14th day of November, 1994, before me, a Notary Public, appeared Barry Eckhold, Chairman & President of Republic Bank, a
Michigan-chartered state bank, and who executed the foregoing Agreement on behalf of said Bank.


                                        /s/ Pamela May Beckman
                                        -----------------------------
                                        Notary Public
                                                  Pamela May Beckman
                                           Notary Public, Shiawassee County
                                              My Commission Expires May 1, 1995


STATE OF MICHIGAN )
                  ) SS
COUNTY OF OAKLAND )

               On this 30th day of November, 1994, before me, a Notary Public, appeared Jack D. Brown, Sr. Vice President of Standard Federal Bank, a federal savings bank, and who executed the foregoing Agreement on behalf of said Bank.


                                        /s/ Paulette L. Langford
                                        ------------------------------
                                        Notary Public
                                                  Paulette L. Langford
                                        Macomb County (Acting in Oakland), MI
                                            My Commission Expires: 3-4-95